UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SAFETY SHOT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48208F 105

(CUSIP Number)

Greentree Financial Group, Inc.

1000 S. Pine Island Road, Suite 210

Plantation, FL 33324

(954) 424-2345

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

CUSIP No. 48208F105

1		NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Greentree Financial Group, Inc. EIN: 65-0934329
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,003,376(1)
	6	SHARED VOTING POWER 718,500(1)
	7	SOLE DISPOSITIVE POWER 3,003,376(1)
	8	SHARED DISPOSITIVE POWER 718,500(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,876(1)

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CUSIP No. 48208F105

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All shares of Common Stock, $.001 par value (the “Common Stock”), of Safety Shot, Inc. (the “Issuer”) held by Greentree Financial Group, Inc. (“Reporting Person”) may be deemed to be beneficially owned by the Reporting Person. A shareholder of Greentree Financial Group, Inc., Robert C. Cottone, owns 718,500 shares of Common Stock as an individual.
(2)	Based on (a) 37,218,759 shares of the Issuer’s Common Stock outstanding as of October 13, 2023 based on information provided by the Issuer; and (b) 1,740,876 shares of Common Stock issuable by the Issuer pursuant to the terms of the Convertible Notes and Warrant, as described in Item 4(a) of this Schedule 13G.

Item 1(a).	Name of Issuer:

SAFETY SHOT, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1061 E. Indiantown Rd., Ste. 110, Jupiter, FL 33477

Item 2(a).	Name of Persons Filing:

Greentree Financial Group, Inc. Robert C. Cottone is the Vice President of Greentree Financial Group, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1000 S. Pine Island Road, Suite 210, Plantation, FL 33324

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $.001

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CUSIP No. 48208F105

Item 2(e).	CUSIP Number:

48208F 105

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4.	Ownership:

(a)

Amount Beneficially Owned:  3,721,876(1)

As of October 13, 2023, the Reporting Person may be deemed the beneficial owner of 3,721,876 shares of Common Stock

consisting of 1,262,500 shares of Common Stock held directly,

718,500 shares of Common Stock held indirectly, and 1,303,376 shares of common stock issuable upon the conversion of a promissory note and the exercise of the related warrants.

(b)	Percent of Class: 9.9%(1)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,003,376(1)
(ii)	shared power to vote or to direct the vote: 718,500(1)
(iii)	sole power to dispose or to direct the disposition of: 3,003,376(1)
(iv)	shared power to dispose or to direct the disposition of: 718,500(1)

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Greentree Financial Group, Inc. are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the securities of the Issuer held for the account of Greentree Financial Group, Inc., in accordance with their ownership interests in Greentree Financial Group, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

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CUSIP No. 48208F105

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2023

Greentree Financial Group, Inc.
By:	/s/ Robert C. Cottone Name: Robert C. Cottone Title: Vice-President

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